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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25


                                                  Commission File Number 2-66564
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NOTIFICATION OF LATE FILING

(Check One): Form 10-K[ ]Form 11-K[ ] Form 20-F[ ] Form 10-Q[X] Form N-SAR[ ]

For Period Ended: MARCH 31, 2001
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I. REGISTRANT INFORMATION


        Full name of registrant               SPINNAKER INDUSTRIES, INC.
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Former name if applicable


Address of principal executive office (Street and number)

                                                 518 EAST WATER STREET
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          City, State and Zip                    TROY, OHIO 45373-370
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                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR,



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       or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                                                     FORM 12b-25
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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On May 15, 2001, Registrant announced that it intends to cease operations and close its Spinnaker Coating-Maine, Inc. facility, and that it has entered into an agreement for the sale of certain assets related to the facility. In connection with the announcement, the Registrant expects that it will record, as of March 31, 2001, a non-cash asset impairment write down of between $31 million and $36 million to reflect the significantly reduced value of the related long-term assets. Registrant is filing this notice of its inability to file its Form 10-Q for the period ended March 31, 2001, because it cannot finalize the asset impairment accrual prior to the filing deadline without unreasonable effort or expense. Registrant intends to file its Form 10-Q no later than May 21, 2001.



                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          GEORGE E. FUEHRER                            (914) 921-7601
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               (Name)                         (Area code)     (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           SPINNAKER INDUSTRIES, INC.
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2001               By /s/ George E. Fuehrer
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     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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